THE INFORMATION IN THIS PRELIMINARY PRICING SUPPLEMENT AND ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. THIS PRELIMINARY PRICING SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.








                                                Filed Pursuant to Rule 424(B)(3)
                                                     Registration No. 333-132807


                              SUBJECT TO COMPLETION
                               DATED JUNE 7, 2006


PRELIMINARY PRICING SUPPLEMENT
------------------------------
(TO PROSPECTUS DATED MARCH 29, 2006 AND
PROSPECTUS SUPPLEMENT DATED MARCH 29, 2006)

                                  $____________
                      GENERAL ELECTRIC CAPITAL CORPORATION
                          ____% NOTES DUE JUNE 15, 2046

                                   ----------

      We are offering $_________ of ______% Notes due June 15, 2046 (the "Notes"). The Notes will be our senior obligations and will rank on parity with all of our existing and future unsecured and unsubordinated indebtedness. We will pay interest on the Notes on March 15th, June 15th, September 15th and December 15th of each year and on the Maturity Date. The first such payment will be on September 15, 2006. We may redeem the Notes, in whole or in part, at any time on or after June 15, 2011 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date. The Notes will be issued in minimum denominations of $25 and integral multiples thereof.

     We intend to list the Notes on the New York Stock Exchange and expect trading in the Notes on the New York Stock Exchange to begin within 30 days after the original issue date. The Notes are expected to trade "flat," meaning that purchasers will not pay, and sellers will not receive, any accrued and unpaid interest on the Notes that is not included in the trading price.

                                                    PER NOTE          TOTAL
Public offering price .............................  100.00%      $___________
Underwriting discount..............................    3.15%      $___________
Proceeds, before expenses, to
    the Company ...................................   96.85%      $___________


      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PRICING SUPPLEMENT OR THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We have granted the Underwriters a right to request from us the opportunity to purchase up to $______ aggregate principal amount of additional Notes at the public offering price less the underwriting commission of 3.15% per Note, within 30 days from the date of this pricing supplement, to cover over-allotments, if any.

     The Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about June 16, 2006.
                                                              ----------

MERRILL LYNCH & CO.
                CITIGROUP
                           MORGAN STANLEY
                                           UBS INVESTMENT BANK
                                                             WACHOVIA SECURITIES

                                   ----------

              The date of this pricing supplement is June __, 2006.

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PRICING SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PRICING SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PRICING SUPPLEMENT.

                                   ----------

                                TABLE OF CONTENTS

                               PRICING SUPPLEMENT
                                                                         PAGE
                                                                         ----
Alternative Settlement Date............................................. PS-3
The Company............................................................. PS-3
Description of the Notes................................................ PS-3
United States Tax Considerations........................................ PS-5
Underwriting............................................................ PS-7

                              PROSPECTUS SUPPLEMENT

                                                                         PAGE
                                                                         ----
About this Prospectus Supplement........................................ S-2
Risks of Foreign Currency Notes and Indexed Notes....................... S-2
Description of Notes.................................................... S-4
United States Tax Considerations........................................ S-25
Plan of Distribution.................................................... S-32
Legal Opinions.......................................................... S-34
Glossary................................................................ S-35

                                   PROSPECTUS
                                                                         PAGE
                                                                         ----
Where You Can Get More Information on GECC.............................. 2
The Company............................................................. 3
Use of Proceeds......................................................... 3
Plan of Distribution.................................................... 4
Securities Offered...................................................... 5
Description of Debt Securities.......................................... 5
Description of Warrants................................................. 9
Description of the Preferred Stock...................................... 10
Description of Support Obligations and Interest Therein................. 13
Legal Opinions.......................................................... 16
Experts................................................................. 16



IN THIS PRICING SUPPLEMENT, THE "COMPANY", "WE", "US" AND "OUR" REFER TO GENERAL ELECTRIC CAPITAL CORPORATION. CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

                           ALTERNATIVE SETTLEMENT DATE

      It is expected that delivery of the Notes will be made on or about the date specified on the cover page of this pricing supplement, which will be the fifth Business Day following the date of this pricing supplement. Under Rule 15c6-1 of the Securities Exchange Commission ("SEC") under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this pricing supplement or the next two succeeding Business Days will be required to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of Notes who wish to trade Notes on the date of this pricing supplement or the next two succeeding Business Days should consult their own advisors.

                                   THE COMPANY

GENERAL

At March 31, 2006, the Company had outstanding indebtedness totaling $359.920 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at March 31, 2006, excluding subordinated notes payable after one year, was equal to $357.254 billion.

Consolidated Ratio of Earnings to Fixed Charges
-----------------------------------------------

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

          Year Ended  December 31,                          Three Months ended
          ------------------------                              March 31,
2001      2002       2003        2004        2005                  2006
----      ----       ----        ----        ----                  ----

1.56      1.62       1.71        1.82        1.66                  1.63


For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.


                            DESCRIPTION OF THE NOTES

GENERAL

      We provide information to you about the Notes in three separate documents:

     o this pricing supplement which specifically describes the Notes being offered;

     o the accompanying prospectus supplement which describes the Company's Global Medium-Term Notes, Series A; and

     o the accompanying prospectus which describes generally the debt securities of the Company.

The Notes are "senior, unsecured debt securities" as described in the accompanying prospectus and "fixed rate notes" as described in the accompanying prospectus supplement. This description supplements the description of the general terms and provisions of the debt securities found in the accompanying prospectus and prospectus supplement.

      The Notes

     o    will be our senior, unsecured obligations,

     o will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding,

     o will initially be limited in aggregate principal amount to $_________; we may, without the consent of the holders, increase such principal amount in the future, on the same terms and conditions and with the same CUSIP number as the Notes being offered hereby,

     o    will mature on June 15, 2046,

     o will be issued in minimum denominations of $25 and integral multiples thereof,

     o will be redeemable at our option, in whole or in part, at any time on or after June 15, 2011 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date, and

     o    are expected to be listed on the New York Stock Exchange.

QUARTERLY PAYMENTS

      Interest on the Notes will accrue from June 16, 2006 at a rate of _____% per annum and will be payable initially on September 15, 2006 and thereafter quarterly on March 15th, June 15th, September 15th and December 15th of each year and on the Maturity Date (each an "Interest Payment Date"). On an Interest Payment Date, interest will be paid to the persons in whose names the Notes were registered as of the record date. With respect to any Interest Payment Date, for so long as the Notes are represented by global securities, the record date will be the close of business on the Business Day prior to the relevant Interest Payment Date, and in the case the Notes are no longer represented by global securities, the record date will be the close of business on the 15th calendar day (whether or not a Business Day) prior to the relevant Interest Payment Date.

      The amount of interest payable for any period will be computed on the basis of twelve 30-day months and a 360-day year. If any Interest Payment Date falls on a Saturday, Sunday, legal holiday or a day on which banking institutions in The City of New York are authorized by law or regulation to close, then payment of interest may be made on the next succeeding Business Day and no additional interest will accrue because of such delayed payment.

REDEMPTION AND REPAYMENT

      The Notes will be redeemable at our option, in whole or in part, at any time on or after June 15, 2011, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date. Additionally, we may at any time repurchase Notes at any price in the open market and may hold, resell or surrender such Notes to the Trustee for cancellation. You will not have the right to require us to repay Notes prior to Maturity. The Notes are not subject to any sinking fund provision.

TRADING CHARACTERISTICS

      We expect the Notes to trade at a price that takes into account the value, if any, of accrued and unpaid interest. This means that purchasers will not pay, and sellers will not receive, accrued and unpaid interest on the Notes that is not included in their trading price. Any portion of the trading price of a Notes that is attributable to accrued and unpaid interest will be treated as ordinary interest income for U.S. federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the Notes. See "United States Tax Considerations" below.

BOOK-ENTRY, DELIVERY AND FORM

       The Notes will be issued in the form of one or more fully registered global certificates (the "Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., the Depository's nominee. Notes in definitive form will not be issued, unless the Depository notifies us that it is unwilling or unable to continue as depository for Global Notes and we do not appoint a successor depository within 90 days or unless we otherwise so determine in our sole discretion. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in the Depository.

                        UNITED STATES TAX CONSIDERATIONS

      The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in Notes. The following information replaces the information provided in the prospectus supplement under the caption "United States Tax Considerations." Except as discussed under "Non-U.S. Holders" and "Information Reporting and Backup Withholding," the discussion generally applies only to holders of Notes that are U.S. holders.

      You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the Notes. This summary deals only with U.S. holders that hold Notes as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold Notes as a hedge against currency risk or as a position in a "straddle," conversion or other integrated transaction, tax-exempt organization, certain former citizens and residents or a person whose "functional currency" is not the U.S. dollar.

      This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary. You should consult your tax adviser about the tax consequences of purchasing or holding Notes, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local or other tax laws.

PAYMENTS OR ACCRUALS OF INTEREST

      Payments or accruals of interest on Notes will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting).

PURCHASE, SALE AND RETIREMENT OF NOTES

      Your tax basis in your Notes generally will be its cost, however, your tax basis does not include any portion of your purchase price which represents accrued but unpaid interest. You will generally recognize capital gain or loss on the sale or retirement of your Notes equal to the difference between the amount you realize on the sale or retirement (excluding any amounts attributable to accrued but unpaid interest which will be subject to tax in the manner described under "Payments or Accruals of Interest") and your tax basis in your Notes.

      The Notes trade "flat," which means that upon the disposition of Notes you will not receive a separate amount representing accrued interest. Notwithstanding the foregoing, the portion of the proceeds you receive upon the disposition of Notes that represents interest that has accrued from the last interest payment date must be treated for U.S. federal income tax purposes (and for U.S. federal income tax reporting purposes) as interest rather than disposition proceeds.

NON-U.S. HOLDERS

      If you are a non-resident alien individual or a foreign corporation (a "non-U.S. holder"), the interest income that you derive in respect of the Notes generally will be exempt from the United States federal withholding tax. This exemption will apply to you provided that

     o you do not actually or constructively own 10 percent or more of the combined voting power of all classes of our stock and you are not a controlled foreign corporation that is related, directly or indirectly to us through stock ownership, and

     o the beneficial owner provides a statement (generally, an Internal Revenue Service Form W-8BEN) signed under penalties of perjury that includes its name and address and certifies that it is a non-U.S. person in compliance with applicable requirements (or satisfies certain documentary evidence requirements for establishing that it is a non-U.S. person).

      If you are a non-U.S. holder, any gain you realize on a sale, exchange or other disposition of Notes generally will be exempt from United States federal income tax, including withholding tax. This exemption will not apply to you if your gain is effectively connected with you conduct of a trade or business in the United States or you are an individual holder and are present in the United States for 183 days or more in the taxable year of the disposition and either your gain is attributable to an office or other fixed place of business that you maintain in the United States or you have a tax home in the United States.

      United States Federal estate tax will not apply to Notes held by you if at the time of death you were not a citizen or resident of the United States, you did not actually or constructively own 10 percent or more of the combined voting power of all classes of our stock and payments of interest on Notes would not have been effectively connected with the conduct by you of a trade or business in the United States.

      For purposes of applying the rules set forth under this heading "Non-U.S. Holders" to Notes held by an entity that is treated as fiscally transparent (for example, a partnership) for U.S. federal income tax purposes, the beneficial owner means each of the ultimate beneficial owners of the entity.


INFORMATION REPORTING AND BACKUP WITHHOLDING

      The paying agent must file information returns with the Internal Revenue Service in connection with payments made on Notes to certain U.S. holders. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of Notes. If you are a U.S. holder, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. If you are a non-U.S. holder, you may have to comply with certification procedures to establish your non-U.S. status in order to avoid information reporting on IRS Form 1099 (although such amounts may be subject to reporting on IRS Form 1042-S) and backup withholding tax. The certification procedures required to claim the exemption from withholding tax on interest income described above will satisfy these requirements. The amount of any backup withholding from a payment to a holder may be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

                                  UNDERWRITING

      Subject to the terms and conditions set forth in a terms agreement dated June __ 2006 between us and the underwriters named below (the "Underwriters"), incorporating the terms of a distribution agreement dated as of March 29, 2006, between us and the agents named in the prospectus supplement, we have agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, as principals, the respective principal amounts of the Notes set forth below opposite their names.

                                                              PRINCIPAL
                                                               AMOUNT
                    UNDERWRITER                               OF NOTES
                    -----------                               ---------
Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated........................     $
Citigroup Global Markets Inc.............................
Morgan Stanley & Co. Incorporated........................
UBS Securities LLC.......................................
Wachovia Securities, Inc.................................

                   Total.................................     $
                                                              =


We have granted the Underwriters a right to request from us the opportunity to purchase up to $________ aggregate principal amount of additional Notes at the public offering price less the underwriting commission of 3.15% per Note. The Underwriters may exercise these options for 30 days from the date of this pricing supplement solely to cover any over-allotments.

      Prior to this offering, there has been no public market for the Notes. We intend to list the Notes on the New York Stock Exchange, and we expect trading in the Notes on the New York Stock Exchange to begin within 30 days after the original issue date. In order to meet one of the requirements for listing the Notes, the Underwriters will undertake to sell the Notes to a minimum of 400 beneficial holders.

      The Notes are a new issue of securities with no established trading market. The Underwriters have advised us that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. Neither we nor the Underwriters can assure you that the trading market for the Notes will be liquid.

      The Underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to dealers at the public offering price less a concession not to exceed $.__ per $25 Note. The Underwriters may allow, and dealers may reallow, a concession not to exceed $.__ per $25 Note on sales to other dealers. After the initial offering of the Notes to public, the representatives may change the public offering price and concessions.

      In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the Underwriters, may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the principal amount of Notes to be purchased by the Underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchase of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

      The Underwriters also may impose a penalty bid. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when Merrill Lynch, Pierce, Fenner & Smith Incorporated, in covering syndicate short positions or making stabilizing purchases, repurchase Notes originally sold by that syndicate member.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the Underwriters commence any of these transactions, they may discontinue them at any time.

      We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Underwriters may be required to make because of any of these liabilities.

      It is expected that delivery of the Notes will be made on or about the date specified on the cover page of this pricing supplement, which will be the fifth Business Day following the date of this pricing supplement. Under Rule 15c6-1 of the Securities Act of 1933, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade Notes on the date of this pricing supplement or the next two succeeding Business Days will be required to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of Notes who wish to trade Notes on the date of this pricing supplement or the next two succeeding Business Days should consult their own advisors.